SHAREHOLDER UPDATE

Second Quarter Review 2007

July 30, 2007

       Vancouver, Canada

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN), provides the following review of the 2nd quarter 2007 and the outlook for Q3, 2007.

Second Quarter Review

In Q2 2007, Canarc remained focused on the pre-feasibility program for the New Polaris gold mine project, including dewatering the underground mine workings, finalizing the current phase of metallurgical testwork, continuing the site-related environmental studies, developing the conceptual mine plan and completing the preliminary economic assessment.  This work program is now nearing completion and results should be released shortly.

Work also continued at the Benzdorp project in Suriname, with the geochemical soil and poknokker pit sampling program scheduled for completion by the end of July, subject to receipt of assays in August.  Benzdorp Gold NV, the joint venture company held by Canarc and our partner, Grassalco, the state mining company of Suriname, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.

At the Bellavista gold mine in Costa Rica, Glencairn Gold Corp. has not yet released its production for Q2.  However, they recently announced a temporary mine closure to assess unexpected ground movement in the area of the heap leach pads so Q3 production may be lower than anticipated.

Canarc also made significant progress on its program of new gold project acquisitions in Mexico during the 2nd quarter, 2007.  After optioning the Los Arrastres and Providencia properties (the”Providencia” project) in the 1st quarter, the Company has acquired an option to purchase a 100% interest in a second strategic gold property (the “Santiago” project).

The contiguous Santiago, Santiago II and Sanchez properties (173 hectares), located 12 km east of the town of Batopilas in the state of Chihuahua, Mexico, cover two prominent iron oxide-silica-clay alteration zones, one of which surrounds eight parallel, gold bearing quartz sulphide veins. These properties have been owned by the same family for over 100 years and have never been explored by modern methods. Local infrastructure is good as the properties are road accessible and a state power line crosses the properties.

In March 2006, SGM (Mexican Geological Survey) carried out a rock sampling program of the North Zone at Santiago and reported a 200 m long by 100 m wide by 70 m deep mineralized zone with potential to host bulk tonnage low grade gold mineralization. Based on Canarc’s resampling of three of the eight veins within the North Zone that returned high grade gold intervals such as 30.3 gpt gold over 2.3 m, 17.7 gpt gold over 2.5 m and 14.9 gpt gold over 2.1 m, there is clearly good potential for high grade gold mineralization as well as the bulk tonnage low grade potential.

A Phase 1 exploration program of vein mapping and sampling and extending the road to provide better access for drilling of the North Zone vein system will commence in the 3rd quarter 2007.  At the Providencia project, the Phase 1 exploration program of geological mapping, geochemical soil sampling and hand trenching got underway in May at Los Arrastres and should conclude in August, at which time the Company will compile the results and select top priority targets for the initial drilling program.

To fund exploration on its Mexican gold projects, including Santiago and Providencia, Canarc arranged a private placement totalling $1.1 million. The funds will also be used to acquire additional attractive gold properties in Mexico and for working capital.

Third Quarter Outlook

The preliminary economic assessment for the New Polaris gold mine project will be completed shortly. Subject to a positive outcome, management will then focus on evaluating alternatives for advancing the project to feasibility.  The feasibility program now under review consists of driving a decline from surface down to the 1050 mine level (1000 feet below surface), developing one or more drifts and raises within the C vein, trial mining of a bulk sample, shipping and processing of a representative portion for final metallurgical testing, finalizing the process flow sheet and completing a feasibility study.

In Mexico, the Phase 1 exploration programs at Providencia and Santiago should wrap up and subject to positive results, a Phase 2 program of trenching and drilling will get underway on the top priority targets of at least one project.  The Company also hopes to finalize some additional property acquisitions in Q3, 2007.

At Benzdorp, the geochemical data will be compiled and interpreted in the 3rd quarter in order to help identify drill targets for the next phase of work.

As of June 30, 2007, Canarc held cash and marketable securities of approximately $1 million. That figure has now risen to $2 million since the closing of the recent private placement financing in July.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person who reviewed the exploration data and visited the properties reported herein.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its 1.15 million oz New Polaris gold project in north-western British Columbia to the feasibility stage, exploring the large Benzdorp gold belt and acquiring attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.